FOR IMMEDIATE RELEASE


NEWS RELEASE


NEWMONT MINING CORPORATION, 1700 LINCOLN STREET, DENVER, COLORADO  80203


Media Contact:    Doug Hock                 Investor Contact: Terry Terens
                303-837-5812                                  303-837-6141



NEWMONT MINING TO ACQUIRE
REMAINING SHARES OF NEWMONT GOLD

     DENVER, September 29, 1998 - Newmont Mining Corporation announced that it will acquire the remaining 6.25 percent of Newmont Gold Company that it does not already own, in a tax free merger, by issuing approximately 10.7 million shares of Newmont Mining common stock. Newmont Mining and Newmont Gold are traded on the New York Stock Exchange under the symbols NEM and NGC, respectively.

     In the merger, each outstanding share of Newmont Gold common stock (other than shares that perfect appraisal rights under Delaware law and shares owned by Newmont Mining) will be converted into 1.025 shares of Newmont Mining common stock. Fractional shares will be paid in cash. The merger will occur promptly after the Securities and Exchange Commission declares effective a registration statement for the Newmont Mining common stock to be issued in the merger. No action is required by the shareholders of either company.

     The board of directors of Newmont Mining today approved the merger. A special committee of the Newmont Gold board of directors, consisting of directors who are not affiliates of Newmont Mining, has determined that the merger is fair to the minority shareholders of Newmont Gold. The merger is expected to save approximately $485,000 annually in administrative costs as a result of Newmont Gold ceasing to be a publicly traded company.

     The merger is the final step in the consolidation process between Newmont Gold and Newmont Mining that began in 1994. Since January 1, 1994, the two companies have had the same per-share assets, operating results, earnings and dividends.

     Newmont is the world's second-largest gold producer with operations in the United States, as well as joint ventures in Indonesia, Peru, Uzbekistan and Mexico.

     This release contains "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) which are subject to risks, uncertainties and other factors described in filings made with the Securities and Exchange Commission by Newmont Mining Corporation.